[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6859
markschonberger@paulhastings.com

May 30, 2008	23062.68339

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal – Submission Type “RW”
S-3 (File No. 333-150960)
S-3 (File No. 333-150984)

Dear Sir or Madam:

On behalf of our client, Lexington Realty Trust (the “Trust”), we are transmitting this letter relating to the Trust’s two Form S-3s (File Nos. 333-150960, 333-150984, the “Original S-3 Filings”) filed with the Securities and Exchange Commission on May 16, 2008.

The Original S-3 Filings were inadvertently filed under submission type “S-3” rather than the proper “S-3ASR” submission type.  Upon withdrawing the Original S-3 Filings pursuant to this request, the Trust will re-file the registration statements under submission type S-3ASR and request that the original filing date of May 16, 2008 be applied to the new S-3ASR filings.  Please note that the registration fees in connection with the re-filing of the registration statements under S-3ASR are being offset by the registration fees paid in connection with the Original S-3 Filings.

The Trust confirms that no securities have been sold pursuant to the Original S-3 Filings.

Please contact the undersigned if you have any questions on this matter.

U.S. Securities and Exchange Commission
May 30, 2008

Sincerely,

/s/ Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

CC:	Tom Kluck
Phil Rothenberg